SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2010

OPTIBASE LTD
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Announces Sale of its Video Business to a Subsidiary of VITEC Multimedia

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: March 16, 2010

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
 mcsaby@kcsa.com

Optibase Announces Sale of its Video Business to a Subsidiary of VITEC Multimedia

HERZLIYA, Israel, March 16, 2010 – Optibase Ltd. (Nasdaq: OBAS) (the "Company"), a leader in advanced digital video solutions, today announced that it has entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") pursuant to which Optibase Ltd. and its subsidiary Optibase Inc. (collectively, "Optibase") will sell their entire video business to Vitec (the "Business" and the "Transaction", respectively).

Under the terms of the transaction, which was approved by the Board of Directors of both companies, in consideration for the sale of the Business, Vitec will pay the Company an aggregate amount of US $8 million in cash of which US $1 million will be deposited in escrow for a 2-year period as a security, inter alia, for breach or material inaccuracy relating to Optibase's representations and warranties. In addition, Optibase and Vitec agreed on an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Business exceeding $14 million in the year following the closing of the Transaction will be paid to Optibase.

Consummation of the Transaction is subject to the fulfillment of certain conditions precedent standard for transactions of this nature, including, inter alia, receipt of all necessary approvals and permits and the Company’s shareholders’ approval. The Transaction is expected to close during the second quarter of 2010. However, there is no assurance that the parties will be able to satisfy the conditions precedent to the Transaction by the time set in the agreement or at all.

Upon signing of the Transaction, Vitec deposited US $500,000 in escrow to be paid to Optibase if closing does not take place within a specific period of time from signing, subject to certain limited circumstances, principally relating to non fulfillment of certain closing conditions by Optibase, in which case, such funds will be returned to Vitec.

“Following an offer from Vitec, we have decided to pursue this opportunity as we believe that Vitec is the right company to ensure the continuity of the business in its existing markets as well as maintaining the Optibase brand”, commented Tom Wyler, President & Chief Executive Officer of the Company. “As a pioneer and a market leader in the field of digital video, Optibase proved to be a significant player in the market as well as being a greenhouse for such advanced technologies, and I’m sure that it will continue this course in its new form.”

"We are delighted to be a part of this significant agreement. The two pioneers in the Digital Video domain merge forces, thus providing the most complete offering on the market. We will continue to develop the growing Optibase markets such as the enterprise and IPTV markets and their related products, and support the needs of current and future customers” commented Philippe Wetzel, President & CEO of VITEC Multimedia. “From Advanced Video Streaming and management solutions to Specialized Video Recorders, this joining of forces will introduce a wide array of products and solutions such as MPEG Encoders and Decoders, Smart Cameras, Digital Video converters, IPTV solutions, and much more."

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
 mcsaby@kcsa.com

About Optibase
Optibase operates in the video technologies field in which it provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers and, in addition, Optibase have recently started operating in the fixed-income real-estate field. For further information, please visit www.optibase.com.

About VITEC Multimedia:
VITEC specializes in the development and industrialization of Advanced Digital Video solutions in the MPEG field for OEM and Integrators.  Since 1988, VITEC Multimedia has been devoted to the development of MPEG Encoding and Decoding Solutions and the creation of innovative concepts intended for the digital video applications and since 1990 has focused its entire efforts on digital video, conforming to ISO standards (MPEG for video) and others.

Since its creation, VITEC Multimedia has been universally recognized for its groundbreaking product development. Its strengths are based on a team of skilled and experienced engineers who understand the challenge and nature of an ever demanding customer’s requirements.

VITEC Multimedia's main objectives are to provide high-end Technology and complete solutions to the Digital Video Market.

For more information visit: www.vitecmm.com or www.stradis.com

This press release contains forward-looking statements concerning a business transaction.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the uncertainty that closing of the Transaction will take place and, in particular, the uncertainty relating to the occurrence or fulfillment of the conditions to closing of both Optibase and Vitec, risks relating to the requisite regulatory and other approvals that may not be obtained; and the other risks and uncertainties faced by each company, as reported, in the case of Optibase, in its most recent Forms 20-F and other filings with the Securities and Exchange Commission, including in the case of Optibase ,but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition and Optibase's  ability to manage growth and expansion.  The Company does not undertake any obligation to update forward-looking statements made herein.